UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of July 30, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

RiT TECHNOLOGIES REPORTS SECOND QUARTER AND FIRST HALF 2003 RESULTS

-- 14% Sequential Revenue Growth with Significant Gross Margin Improvement --

Tel Aviv, Israel – July 21, 2003 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of real-time physical layer management solutions, today announced financial results for the second quarter and six months ended June 30, 2003.

Revenues for the second quarter of 2003 increased 14% to $3,971,000, from $3,485,000 in the first quarter of 2003. Revenues for the second quarter of 2002 were $5,278,000. Net loss for the quarter was ($702,000), or ($0.08) per diluted share, compared to ($1,061,000), or ($0.12) per diluted share for the first quarter of 2003, and ($748,000), or ($0.08) per diluted share, for the second quarter of 2002.

Revenues for the first six months of 2003 were $7,456,000 compared to $10,591,000 for the first half of 2002. Net loss for the period was ($1,763,000), or ($0.20) per diluted share, compared to ($1,306,000), or ($0.15) per diluted share for the first half of 2002.

Commenting on the results, Liam Galin, President and CEO, said, “Although long sales cycles and low visibility continue to reign, increased interest in all our high-end product lines is slowly beginning to translate into improved sales. In the second quarter, we recorded a 14% sequential increase in revenues due primarily to the sale of PairView™ Outside Plant Management systems to a major carrier, and PatchView for the Enterprise™ solutions to a university and a global law firm. These high-end sales also contributed to the quarter’s improved gross margin, which reached 50.8% for the quarter compared with 40.9% in the first quarter of 2003. Our OEM partners are also reporting increased interest and sales, confirming that the market has begun to reemerge – if slowly -- from last year’s deep freeze.

“Our cost-cutting efforts continue to help us minimize losses and cash burn. Compared to the first half of 2002, total operating expenses are down by 25% despite renewed careful investment in R&D, sales, and marketing.”

Mr. Galin concluded, “Taken as a whole, the activities and results of the second quarter are encouraging as we work to achieve the full potential of our target markets.”

About RiT Technologies

RiT Technologies pioneered the development of intelligent physical layer management solutions, designed to provide superior control, utilization and maintenance of networks. RiT's innovative solutions help customers capitalize on network investments and reduce cost of ownership.

RiT's Enterprise Solutions include PatchView™ for full web-based management, planning and troubleshooting of network physical layer connectivity, and SMART Cabling™ System components for single-source, end-to-end structured cabling solutions.

PairView™ and PairQ™ Carrier Solutions help telcos capitalize on outside plant investments by giving them reliable, mass-verified and qualified infrastructure and connectivity databases.

With a global sales network spanning 60 countries, RiT's key customers include major financial institutions, corporations and global telecommunications companies such as: Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

(Tables Follow)

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended June 30, (Unaudited)		For the six months ended June 30, (Unaudited)

	2003	2002	2003	2002
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	3,971	5,278	7,456	10,591
Cost of sales	1,953	2,763	4,012	5,036
Gross profit	2,018	2,515	3,444	5,555
Operating expenses:
Research and development:
Research and development, gross	975	980	1,867	1,997
Less - royalty-bearing participation	31	123	116	123
Research and development, net	944	857	1,751	1,874

Sales and marketing	1,453	1,893	2,835	3,861
General and administrative	335	556	658	1,213
Total operating expenses	2,732	3,306	5,244	6,948
Operating income (loss)	(714)	(791)	(1,800)	(1,393)
Financial income (expenses) net	12	43	37	87

Income (Loss) for the period	(702)	(748)	(1,763)	(1,306)

Fully diluted earnings (Loss) per share	(0.08)	(0.08)	(0.20)	(0.15)

Weighted Average Number of Shares - Diluted	8,910,352	8,910,352	8,910,352	8,910,352

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousands)

	June 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	5,780	6,163
Marketable securities	573	570
Accounts receivable:
Trade, net	2,419	3,632
Other	750	684
Inventories	6,809	6,920
Total Current Assets	16,331	17,969

Property and Equipment
Cost	3,222	3,181
Less - accumulated depreciation	2,758	2,610
	464	571
Long term Investment	1,386	1,182
Total Assets	18,181	19,722

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accruals:
Trade	2,077	2,143
Advance from customers	50	0
Other	2,457	2,445
Total Current Liabilities	4,584	4,588

Long-term Liabilities
Liability for severance pay	1,924	1,700
Total Long-term Liabilities	1,924	1,700
Total Liabilities	6,508	6,288

Shareholders' Equity
Share capital	260	260
Additional paid-in capital	23,698	23,698
Capital reserves	230	230
Accumulated other comprehensive income	26	24
Notes receivable from employees	(27)	(27)
Accumulated deficit	(12,514)	(10,751)
Total Shareholders' Equity	11,673	13,434
Total Liabilities and Shareholders' Equity	18,181	19,722

MAJOR US INVESTMENT BANK TO MANAGE 12 SITES ACROSS EUROPE USING RiT’S PATCHVIEW FOR THE ENTERPRISE VERSION 3.0

World’s Largest Deployment of Managed Physical Layer

Enables Control of Over 500,000 Ports from Only Three Locations

Tel Aviv, Israel – July 30, 2003 – RiT Technologies (NASDAQ: RITT), a leading provider of network connectivity management solutions,  today announced that a top-tier US investment bank is deploying RiT’s PatchView for the Enterprise™ Version 3.0 software at 12 sites across Europe. This deployment enables the bank to centrally manage more than 500,000 PatchView™ enabled ports that have been installed over the past five years, making it the world’s largest managed physical infrastructure installation.

The web-enabled PatchView for the Enterprise Version 3.0 solution will allow the bank to manage its vast European physical layer network from just three centralized control sites: one for its eight London branches, one for its Frankfurt offices, and one for its operations in Milan, Zurich, and Geneva. The end-to-end network visibility afforded by the system, together with its guided work-order support and advanced troubleshooting capabilities, will significantly improve network control and reliability. As a result, the bank will be able to further minimize the downtime of its mission-critical networks and reduce the total cost-of-ownership of its networks.

 “We are pleased that this premier bank, one of our first major PatchView customers, is taking advantage of the exciting new features of PatchView for the Enterprise Version 3.0. Using the system’s full web integration, the bank will be able to increase the reliability and control of the physical layer, exactly the right type of move for a company moving to rationalize its operations,” said Liam Galin, President and CEO of RiT.

“Today’s enterprises are crippled when the network goes down, and, for financial institutions, the associated losses can run to several millions of dollars. In installation after installation, PatchView has helped the IT staff work more efficiently, significantly reducing work-order errors while improving troubleshooting and planning capabilities.  With these benefits needed more than ever, we believe the PatchView era has come of age.”

PatchView is the world’s first and most comprehensive physical layer management system. Installed in the networks of major enterprises throughout the world, the system uses intelligent patch panels, advanced scanners, and powerful management software to deliver end-to-end real-time network visibility. IT managers use this information to minimize downtime, prevent security breaches, and improve physical layer network planning. With its recently released PatchView for the Enterprise v3.0 software, RiT has enhanced its pioneering solution with full web-based remote physical layer management, improved converged network functionality, and advanced CAD (Computer Aided Design) network visualization capabilities.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: July 30, 2003

By:

s/Liam Galin__________

Liam Galin

President, Chief Executive Officer

and Director